EXHIBIT 99.1

O2Micro® Announces FREE DIMMING™ License Agreement

GEORGE TOWN, Grand Cayman, June 15, 2017 (GLOBE NEWSWIRE) -- O2Micro® International Limited (NASDAQ:OIIM) announces that it has signed a licensing agreement with Nanoleaf Canada Limited for non-exclusive use of selected patents related to O2Micro’s Free Dimming technology used in the licensee’s light bulb products.  Dr. Yung Lin, Executive Vice President of O2Micro’s Intelligent Lighting Group stated, “We are pleased to expand usage of our Free Dimming technology into the retail marketplace through our licensing program.”

O2Micro's patented Free Dimming Technology enables LED lights to dim using any on/off switch, thus eliminating the burden of installing expensive dimmers. Free Dimming Technology is inherently simple and works with any on/off switch, including wall toggles, paddle switches, pull cords, rotary switches and other types of on/off switches commonly found on walls, extension cords and table/desk lamps.

Nanoleaf is an innovator in consumer-end intelligent lighting products, providing creative lighting solutions which combine technology and designs with green technology.

About O2Micro:
Founded in April 1995, O2Micro develops and markets innovative power management components for the Computer, Consumer, Industrial, Automotive and Communications markets. Products include LED General Lighting, Backlighting, Battery Management, and Power Management. The Company maintains offices worldwide. Additional Company and product information can be found on the Company website at www.o2micro.com.

O2Micro, the O2Micro logo, and combinations thereof are registered trademarks of O2Micro. All other trademarks or registered trademarks are the property of their respective owners.

Contact Information:
Investor Relations, O2Micro
Phone: 408.987.5920, x8888
Email: ir@o2micro.com